PROSPECTUS

                        Stock options to be issued under
  Regan Holding Corp. Amended and Restated Producer Stock Award and Option Plan or Regan Holding Corp. Amended and Restated 1998 Stock Option Plan

                                       and
                              20,000,000 shares of
                               Regan Holding Corp.
                              Series A Common Stock
                                 (no par value)

Regan Holding Corp. is offering the following securities:

     o Stock options granted under our Amended and Restated Producer Stock Award and Option Plan to certain independent insurance producers and registered representatives who market annuity, long-term care insurance, and investment products on behalf of our subsidiaries, and to other non-employees.

     o Stock options granted under our Amended and Restated 1998 Stock Option Plan to certain employees and members of our Board of Directors.

     o Shares of Series A Common Stock with no par value issued upon exercise of stock options granted under the above-mentioned plans.

     o Shares of Series A Common Stock with no par value awarded under our Amended and Restated Producer Stock Award and Option Plan.

Options to purchase up to an aggregate of 20,000,000 shares may be granted under those stock option and award plans, subject to adjustments set forth in those plans and described in this prospectus.

The exercise price of the stock options will be determined by the committees that administer the stock option and award plans at or prior to the time of grant.

No underwriting discounts or commissions will be paid in connection with this offering. Neither the stock options nor shares are listed on any national securities exchange.

We are a California corporation with principal executive offices located at 2090 Marina Avenue, Petaluma, CA 94954, and our telephone number is 707-778-8638.

Exercise of the stock options or investment in the shares involves a high degree of risk. See "Risk Factors" on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.



The date of this prospectus is July 18, 2005.

You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus. Our business, financial condition, and results of operations may have changed since the date indicated on the front cover of this prospectus. Unless noted otherwise, we have prepared the financial statements and other information included in this prospectus in accordance with accounting principles generally accepted in the United States.

TABLE OF CONTENTS

  PROSPECTUS SUMMARY                                                           1

  RISK FACTORS                                                                 6

  FORWARD-LOOKING STATEMENTS                                                  12

  USE OF PROCEEDS                                                             12

  DETERMINATION OF OFFERING PRICE                                             12

  DESCRIPTION OF OUR STOCK OPTION AND AWARD PLANS                             13

  PLAN OF DISTRIBUTION                                                        17

  DESCRIPTION OF OUR CAPITAL STOCK                                            18

  MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND
        RELATED STOCKHOLDER MATTERS                                           19

  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                              19

  LEGAL MATTERS                                                               19

  EXPERTS                                                                     19

  WHERE YOU CAN FIND MORE INFORMATION                                         20

  IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS                     20

                               PROSPECTUS SUMMARY

     This summary highlights information described more fully elsewhere in this prospectus and the documents incorporated by reference. This entire prospectus should be read before making an investment decision.

                                   OUR COMPANY

     Regan Holding Corp. ("Regan Holding" or the "Company") is a holding company, incorporated in the State of California in 1990, whose primary operating subsidiaries are Legacy Marketing Group ("Legacy Marketing") and Legacy Financial Services, Inc. ("Legacy Financial"). During the three months ended March 31, 2005 and during 2004, Legacy Marketing generated approximately 90% and 91% of our consolidated revenues. Legacy Marketing designs, markets and administers fixed annuity products on behalf of certain unaffiliated insurance carriers in each of the United States, except Alabama and New York.

     Legacy Marketing has marketing agreements with Transamerica Life Insurance and Annuity Company ("Transamerica"), American National Insurance Company ("American National"), John Hancock Variable Life Insurance Company ("John Hancock"), Investors Insurance Corporation ("Investors Insurance") and Americom Life & Annuity Insurance Company ("Americom"). The marketing agreements grant Legacy Marketing the exclusive right to market certain proprietary fixed annuity products issued by these insurance carriers. Fixed annuity products are insurance products that are sold to purchasers in the form of insurance policies. Under the terms of these agreements, Legacy Marketing is responsible for appointing independent insurance producers (who we refer to as "Producers"), who have contracted with Legacy Marketing to sell fixed annuity products, with the applicable insurance carrier. For these sales, the insurance carriers pay marketing allowances and commissions to Legacy Marketing based on the premium volume of insurance policies placed inforce. Legacy Marketing is responsible for paying sales commissions to the Producers.

     Legacy Marketing sells fixed annuity products through a network of approximately 24,000 Producers, of whom approximately 3,600 generated business for us during 2004. Each Producer has entered into a non-exclusive agreement with Legacy Marketing, which defines the parties' business relationship. Such agreements typically may be terminated with up to ninety days prior notice by either the Producer or Legacy Marketing, with or without cause.

     Legacy Marketing's sales network is built on a multi-level structure in which Producers may recruit other Producers. Recruited Producers are referred to as "downline" Producers within the original Producer's network. Recruited
Producers may also recruit other Producers, creating a hierarchy under the original Producer. The standard Producer contract contains a nine-level design in which a Producer may advance from one level to the next based on sales commission amounts or the size of the Producer's downline network. As a Producer advances to higher levels within the system, he/she receives higher commissions on sales made through his/her downline network. This creates a financial incentive for Producers to build a hierarchy of downline Producers, which contributes to their financial growth and to the growth of Legacy Marketing. If a Producer leaves the network, his/her downline Producers can still receive sales commissions. Advancements to higher levels can occur as often as every three months. Producers at the highest levels are called "Wholesalers."

     Legacy Marketing provides tools and services that assist Wholesalers with recruiting, training and support responsibilities associated with the Producers in their hierarchy. In addition, Legacy Marketing assists Producers with programs designed to increase their sales and better serve their clients. Recruiting and training programs include visual presentations, product information videos and seminars, and advertising material guidelines. Legacy Marketing also produces product information, sales brochures, pre-approved advertisements and recruiting material.

     Legacy Marketing works closely with the insurance carriers in product design and development. Legacy Marketing's actuarial and marketing departments work with the insurance carriers to design proprietary fixed annuity products to be marketed by Legacy Marketing. All of these products include guarantees for the benefit of policyholders and are guaranteed by the issuing insurance carriers. These guarantees generally include:

     o   a contractually guaranteed minimum interest rate,

     o   a contractually guaranteed maximum administrative fee, and

     o   the ability to allocate among various crediting rate strategies.

     In addition to the marketing agreements, Legacy Marketing has administrative agreements with each of the five insurance carriers listed above and with Indianapolis Life, formerly IL Annuity and Insurance Company ("IL Annuity"), whose marketing agreement with Legacy Marketing terminated effective during the first quarter of 2002. Under the terms of the administrative agreements, Legacy Marketing provides clerical, administrative and accounting services with respect to the insurance policies. These services include billing, collecting and remitting premium for the policies. For providing these services, the insurance carriers pay Legacy Marketing a fee per transaction, with the amount of the fee depending on the type of policy and type of service. Administrative services with respect to the insurance policies are performed at our facilities in Petaluma, California and in Rome, Georgia.

     Neither the marketing agreements nor the administrative agreements prevent Legacy Marketing from entering into similar arrangements with other insurance carriers. However, the marketing agreements, in general, prevent Legacy Marketing from developing and marketing products with other carriers that are considered unique or proprietary under the terms of the marketing agreements.

     The marketing agreement with American National expires on November 15, 2007, and the administrative agreement with American National expires on February 15, 2008. Both agreements may be renewed by mutual agreement for successive one-year terms. The agreements may be terminated by either party upon twelve months prior written notice without cause, and may be terminated by either party immediately for cause. The marketing agreement with Investors Insurance expires on March 31, 2007, and the administrative agreement with Investors Insurance expires on March 31, 2008. Both agreements will be renewed automatically for successive one-year terms unless terminated earlier by either party upon twelve months prior written notice without cause. Either party may terminate the agreement immediately for cause. The marketing and administrative agreements with Transamerica and John Hancock do not have fixed terms but may be terminated by either party upon twelve months prior written notice without cause, and may be terminated by either party immediately for cause. The marketing and administrative agreements with Americom were entered into on June 10, 2004 and Legacy Marketing began marketing and administering Americom products in November 2004. The marketing agreement expires on June 10, 2006 and will automatically renew for successive one-year periods, unless terminated earlier by either party with twelve months written notice. Americom may terminate the agreement without cause by giving Legacy Marketing at least six months written notice and either party may terminate the agreement immediately for cause. The administrative agreement with Americom expires on June 10, 2009 and may be renewed by Americom for successive one-year periods by giving Legacy Marketing at least six months notice and subject to certain provisions in the agreement. At the end of the second renewal period, the agreement will be automatically renewed for successive one-year periods, unless terminated earlier by either party upon nine months notice without cause. Americom may terminate the agreement without cause at any time after the second year of the agreement by giving Legacy Marketing at least six months notice and paying a termination fee in accordance with the agreement. Either party may terminate the agreement immediately for cause.

     On June 14, 2005, we agreed with AmerUs Annuity Group Co. ("AmerUs"), the parent company of IL Annuity, on the process to be followed for the Company to provide reasonable assistance to AmerUs to transition to AmerUs the administration of certain IL Annuity insurance contracts in accordance with the provisions of the administrative agreement between Legacy Marketing and IL Annuity. Legacy Marketing has been administering these products under the terms of the administrative agreement since January 1, 1996. The administrative agreement is scheduled to expire on December 31, 2005. We are in negotiations with AmerUs with respect to the possible acceleration or deferral of the expiration date of the administrative agreement. In the quarter ended March 31, 2005, we received approximately $460,000 in gross revenue under the administrative agreement. We are examining our expenses associated with this block of business and evaluating the impact such termination or expiration is likely to have on our net income. Termination of the administrative agreement will not affect the commissions earned by Legacy Marketing on additional premium received or assets under management with respect to the underlying IL Annuity insurance contracts.

     On July 1, 2002, Regan Holding entered into a Purchase Option Agreement (the "Option Agreement") with SCOR Life U.S. Re Insurance Company ("SCOR"), a 100% owner of the outstanding capital stock of Investors Insurance. Pursuant to the terms of the Option Agreement, SCOR granted Regan Holding the right to purchase the outstanding capital stock of Investors Insurance in exchange for annual option fees. Regan Holding had the right to exercise the option at any time on or prior to June 30, 2005, or terminate the Option Agreement in accordance with its terms before such date if the A.M. Best rating of Investors Insurance declined below a specified level. The A.M. Best rating of Investors Insurance fell below the specified level. On June 22, 2005, Regan Holding terminated the Option Agreement. SCOR will repay the option fees paid by Regan Holding pursuant to the Option Agreement, including interest, totaling approximately $3.3 million, in three installments. Regan Holding received $1,160,000 of this amount on July 1, 2005.

     During the first quarter of 2003, Legacy Marketing discontinued marketing several Transamerica products that were marketed exclusively by Legacy Marketing, and effective May 2004, Legacy Marketing discontinued marketing the remaining Transamerica products that were marketed exclusively by Legacy Marketing. As a result, sales of products on behalf of Transamerica decreased during 2003, 2004 and the three months ended March 31, 2005, and overall Legacy Marketing revenues also declined during those periods due to this event. The discontinued products accounted for approximately 25%, 24% and 19%of our total consolidated revenue during 2003, 2004 and the three months ended March 31, 2005. Revenue from sales and administration of Transamerica products decreased $8.5 million for the year ended December 31, 2004, compared to 2003, and accounted for approximately 24% of our total consolidated revenue for the year ended December 31, 2004. Legacy Marketing continues to administer these products and to accept additional premium payments, subject to applicable additional deposit rules for these products.

     During the second quarter of 2003, American National reduced the crediting rates of several products marketed by Legacy Marketing. In addition, American National lowered the commission rates that it pays to Legacy Marketing for sales of these products. As a result, sales of products on behalf of American National decreased during the second half of 2003, 2004 and the three months ended March 31, 2005, and overall Legacy Marketing revenues also declined during those periods due to this event. Legacy Marketing has developed new products with American National that may result in increased sales for Legacy Marketing in the long term.

     During the third quarter of 2003, Legacy Marketing discontinued the marketing of the AssureMark (SM) product series issued by John Hancock. As a result, sales of products on behalf of John Hancock decreased during the second half of 2003 and through 2004.

     Legacy Marketing also experienced a decrease in sales of fixed annuity products issued by Investors Insurance in 2004 and the three months ended March 31, 2005. We believe the decrease was primarily attributable to a downgrade in the A.M. Best rating of Investors Insurance from an A- rating to a B++ rating in September 2003. As a result, sales of fixed annuity products issued by Investors Insurance began to decline significantly in the second quarter of 2004 and continued to decline through the end of 2004.

     Through our wholly owned broker-dealer subsidiary, Legacy Financial, we sell variable annuity and life insurance products, mutual funds, and debt and equity securities. Legacy Financial has entered into sales agreements with investment companies that give it the non-exclusive right to sell investment products on behalf of those companies. Sales of investment products are conducted through Legacy Financial's network of independent registered representatives (who we refer to as "Representatives"). Under the sales agreements, we are compensated based upon predetermined percentages of the sales generated by the Representatives. The agreements may be terminated by either party upon thirty days prior written notice. During 2004, Legacy Financial accounted for approximately 9% of our consolidated revenues.

     Legacy Financial is registered as a broker-dealer with, and is subject to regulation by, the U.S. Securities and Exchange Commission, National Association of Securities Dealers, Municipal Securities Rulemaking Board, and various state agencies. As a result of federal and state broker-dealer registration and self-regulatory organization memberships, Legacy Financial is subject to regulation that covers many aspects of its securities business. This regulation covers matters such as capital requirements, record-keeping and reporting requirements, and employee-related matters, including qualification and licensing of supervisory and sales personnel. Also, these regulations include supervisory and organizational procedures intended to ensure compliance with securities laws and prevent improper trading on material non-public information. Rules of the self-regulatory organizations are designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including "suitability" determinations as to customer transactions, limitations in the amounts that may be charged to customers, and correspondence with customers.

     During 2000, through our wholly owned subsidiary Imagent Online, we invested in Prospectdigital, LLC, which was developing an Internet-based customer relationship management product. In January 2002, we purchased all of the remaining outstanding equity interests in Prospectdigital. Prospectdigital has generated nominal revenues to date.

     In December 2000, we acquired the assets and name of Values Financial Network, Inc., which is engaged in the business of values-based investment screening and has generated nominal revenues to date.

                                  THE OFFERING

Securities Being Offered                Stock  options  to  purchase  20,000,000
                                        shares   of   Series  A  Common   Stock.
                                        20,000,000  shares  of  Series  A Common
                                        Stock with no par value.

Offering Price                          The offering  price of the stock options
                                        and shares will be determined by the committees that administer the stock option and award plans.

Terms of Offering                       Stock  options  will be issued under the
                                        terms of our stock option and award plans for no monetary consideration.

                                        Shares of Series A Common Stock will be issued:

                                        o    Upon the exercise of stock  options
                                             granted  under  the  terms  of  our
                                             Amended and Restated Producer Stock
                                             Award and Option Plan.

                                        o    Upon  awards  of shares of Series A
                                             Common  Stock   granted  under  the
                                             terms of our Amended  and  Restated
                                             Producer  Stock  Award  and  Option
                                             Plan.

                                        Upon  the  exercise  of  stock   options
                                        granted under the terms of our Amended and Restated 1998 Stock Option Plan.

Capital Structure                       Our  total   authorized   capital  stock
                                        consists of 100,000,000 shares of common
                                        stock, which is divided into one or more
                                        series,   and   100,000,000   shares  of
                                        preferred stock. There are currently two series of common stock authorized:

                                        o    Series  A  Common  Stock  of  which
                                             45,000,000  shares  are  authorized
                                             for issuance and 23,784,000  shares
                                             were issued and  outstanding  as of
                                             March 31, 2005.

                                        o    Series  B  Common  Stock  of  which
                                             615,000  shares are  authorized for
                                             issuance  and  553,000  shares were
                                             issued and  outstanding as of March
                                             31, 2005.

                                        o    The balance of our total authorized
                                             common   stock  is  not   currently
                                             authorized for issuance. All of the
                                             issued  and  outstanding  shares of
                                             Series A Common  Stock and Series B
                                             Common  Stock  are  fully  paid and
                                             non-assessable.

                                        o    Shareholders do not have preemptive
                                             rights   to   purchase   additional
                                             shares of common stock.

                                        o    There are no  shares  of  preferred
                                             stock currently outstanding, and we
                                             will  not  offer   preferred  stock
                                             unless its  issuance is approved by
                                             a  majority  of  our   independent,
                                             disinterested   Directors.    These
                                             Directors  do not have an  interest
                                             in the transaction and have access,
                                             at our  expense,  to our counsel or
                                             to our independent legal counsel.

                                        o    Shares of our Series A and Series B
                                             Common  Stock  generally  have  the
                                             same  rights and  preferences.  For
                                             more information,  see "Description
                                             of Our Capital Stock."  Pursuant to
                                             separate    written     agreements,
                                             however, some holders of our Series
                                             A Common  stock  may  elect,  under
                                             certain   circumstances,   to  have
                                             their  shares  redeemed  by us. For
                                             more information,  see "Description
                                             of Our  Capital  Stock  -Redeemable
                                             Common Stock." All of our shares of
                                             Series B Common  Stock were  issued
                                             in connection  with our merger with
                                             LifeSurance  Corporation  in  1991.
                                             Pursuant  to the  merger  agreement
                                             with  LifeSurance,  holders  of our
                                             Series B Common  stock  may  elect,
                                             under  certain  circumstances,   to
                                             have their  shares  redeemed by us.
                                             For    more    information,     see
                                             "Description  of Our Capital  Stock
                                             -- Redeemable Common Stock".

Voting Rights
                                        o    Each share of Series A and Series B
                                             Common  Stock  is  entitled  to one
                                             vote on all matters  submitted to a
                                             vote of shareholders.

                                        o    Holders  of  shares of Series A and
                                             Series B Common Stock vote together
                                             as a single  class  on all  matters
                                             submitted   to  a   vote   of   our
                                             shareholders  except those  matters
                                             that  affect  the  holders  of  one
                                             series in a  different  manner than
                                             the other series.

                                        o    A  majority  of  shares of Series A
                                             and Series B Common Stock  eligible
                                             to vote at a meeting  constitutes a
                                             quorum for voting purposes.

                                        o    Our   bylaws   provide   that  each
                                             shareholder is entitled to cumulate
                                             such  shareholder's  votes and give
                                             one nominee a number of votes equal
                                             to the  number of  directors  to be
                                             elected multiplied by the number of
                                             votes to which  such  shareholder's
                                             shares are  normally  entitled,  or
                                             distribute the shareholder's  votes
                                             on the same principle among as many
                                             nominees    as   the    shareholder
                                             considers     appropriate.     This
                                             cumulative  voting right may not be
                                             exercised unless the nominee's name
                                             has been placed in nomination prior
                                             to  the  voting  and  one  or  more
                                             shareholders  has  given  notice at
                                             the meeting  prior to the voting of
                                             the    shareholder's    intent   to
                                             cumulate such  shareholder's  vote.
                                             The proxy holders may exercise this
                                             cumulative  voting  right  at their
                                             discretion.      The     candidates
                                             receiving  the  highest  number  of
                                             votes of the shares  entitled to be
                                             voted for them up to the  number of
                                             directors  to be  elected  by  such
                                             shares are elected.

Distributions of Common Stock           Holders  of  Series A Common  Stock  and
                                        Series B Common  Stock are  entitled  to
                                        receive  distributions  out of any funds
                                        legally available. The distributions are
                                        payable  pro  rata  based  on the  total
                                        number of shares of each  series held to
                                        the   total    number   of   shares   of
                                        outstanding     common     stock.     No
                                        distribution may be made to the holders of any series of common stock unless the distribution is also made on a pro rata basis to the holders of each other series of outstanding common stock.

Redeemable Common Stock                 Prior to December  31,  1992,  we issued
                                        5,935,000  shares of Series A Redeemable
                                        Common  Stock  at  prices  ranging  from
                                        $1.00 to $2.25 per share. This stock was
                                        issued in  accordance  with the terms of
                                        the 701 Asset  Accumulator  Program (the
                                        "701 Plan")  between  us, our  Producers
                                        and  employees,   and  the  Confidential
                                        Private    Placement    Memorandum   and
                                        Subscription        Agreement       (the
                                        "Subscription Agreement") between us and
                                        certain accredited investors.  Under the
                                        terms   of  the   701   Plan   and   the
                                        Subscription  Agreement,  the  Series  A
                                        Redeemable  Common Stock may be redeemed
                                        at the option of the holder  after being
                                        held  for two  consecutive  years,  at a
                                        redemption price based on current market
                                        value,  subject  to our  ability to make
                                        such    purchases    under    applicable
                                        corporate  law.  In  connection  with  a
                                        merger   in   1991    between   us   and
                                        LifeSurance Corporation,  615,000 shares
                                        of Series B Redeemable Common Stock were
                                        authorized  and issued in  exchange  for
                                        all  of   the   outstanding   stock   of
                                        LifeSurance   Corporation.   Under   the
                                        merger    agreement,    the   Series   B
                                        Redeemable Common Stock may be redeemed in quantities of up to 10% per year at the option of the holder, limited to a specified twenty-day period in November of each year, at a redemption price based on current market value, provided that the redemption is in accordance with applicable corporate law. As of March 31, 2005, 2,828,000 shares of
                                        Series A  Redeemable  Common  Stock  and
                                        553,000  shares of  Series B  Redeemable
                                        Common Stock remained outstanding. As of March 31, 2005 the aggregate redemption value of the Series A and Series B
                                        Redeemable Common Stock was $5.7 million and $924,000.

Use of Proceeds                         The proceeds  from this offering will be
                                        used for general corporate purposes.

Dividend Policy                         To date,  we have not paid any dividends
                                        on  our  Series  A or  Series  B  Common
                                        Stock.  We  do  not  anticipate   paying
                                        dividends on any of our outstanding common stock in the foreseeable future.

                                  RISK FACTORS

     Investment in our Company is subject to certain risks. Prospective investors should carefully consider, together with the information contained elsewhere in this prospectus, the following factors:

                          RISKS RELATED TO OUR COMPANY

     We have experienced losses in recent years and if losses continue, our business could suffer.

     We had net losses of $3.3 million for the three months ended March 31, 2005 and $7.5 million in 2004. The losses were primarily due to losses at Legacy Marketing resulting from decreased revenue. The decrease in revenue was primarily due to decreased sales of declared rate annuity products resulting from a continuing low interest rate environment and the downgrade of one of our carriers. The low interest rate environment has caused many carriers that issue declared rate annuity products to reduce the crediting rates and compensation paid on some of their products, which negatively impacted sales of declared rate annuity products. The decrease in revenue was also due to a downgrade in the A.M. Best rating of Investors Insurance from an A- rating to a B++ rating in September 2003. As a result, sales of fixed annuity products issued by Investors Insurance began to decline significantly in the second quarter of 2004 and continued to decline through the end of 2004. In addition, Legacy Marketing's annuity sales were negatively affected by Transamerica and Legacy Marketing deciding to discontinue the marketing of Transamerica products that were marketed exclusively by Legacy Marketing, effective May 3, 2004.

     We depend on a limited number of sources for our products, and any interruption, deterioration, or termination of the relationship with any of our insurance carriers could be disruptive to our business and harm our results of operations and financial condition.

     Legacy Marketing has marketing agreements with Transamerica, American National, John Hancock, Investors Insurance, and Americom. Legacy Marketing has also entered into administrative agreements with each of the five insurance carriers and IL Annuity, whose marketing agreement terminated during the first quarter of 2002. During the three months ended March 31, 2005, 26%, 19% and 24% of our total consolidated revenue was generated from agreements with American National, Transamerica, and Investors Insurance. During 2004, 25%, 24% and 27% of our total consolidated revenue resulted from agreements with American National, Transamerica and Investors Insurance.

     In June 2002, Legacy Marketing entered into marketing and administrative services agreements with Investors Insurance, an unaffiliated insurance carrier. Under these agreements, Legacy Marketing sells and administers annuity products on behalf of Investors Insurance Corporation.

     On July 1, 2002, Regan Holding entered into a Purchase Option Agreement (the "Option Agreement") with SCOR Life U.S. Re Insurance Company ("SCOR"), a 100% owner of the outstanding capital stock of Investors Insurance. Pursuant to the terms of the Option Agreement, SCOR granted Regan Holding the right to purchase the outstanding capital stock of Investors Insurance in exchange for annual option fees. Regan Holding had the right to exercise the option at any time on or prior to June 30, 2005, or terminate the Option Agreement in accordance with its terms before such date if the A.M. Best rating of Investors Insurance declined below a specified level. The A.M. Best rating of Investors Insurance fell below the specified level. On June 22, 2005, Regan Holding terminated the Option Agreement. SCOR will repay the option fees paid by Regan Holding pursuant to the Option Agreement, including interest, totaling approximately $3.3 million, in three installments. Regan Holding received $1,160,000 of this amount on July 1, 2005.

     During the first quarter of 2003, Legacy Marketing discontinued marketing several Transamerica products that were marketed exclusively by Legacy Marketing, and effective May 2004, Legacy Marketing discontinued marketing the remaining Transamerica products that were marketed exclusively by Legacy Marketing primarily because those products no longer met Transamerica's profitability targets. Legacy Marketing continues to administer these products and to accept additional premium payments, subject to applicable additional deposit rules for these products. The discontinued products accounted for approximately 24%, 25% and 52% of our total consolidated revenue for the years ended December 31, 2004, 2003 and 2002. Revenue from sales and administration of Transamerica products decreased $8.5 million for the year ended December 31, 2004, compared to 2003 and accounted for approximately 24% of our total consolidated revenue for the year ended December 31, 2004.

     During the second quarter of 2003, American National, which sets the crediting rates for the American National products marketed by Legacy Marketing, reduced the crediting rates of several such annuity products marketed by Legacy Marketing. In addition, American National lowered the commission rates that they

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pay to Legacy  Marketing  for  sales of these  products.  As a result,  sales of annuity products on behalf of American National decreased through the remainder of 2003 and through the third quarter of 2004. In addition, revenue from the sales and administration of these products declined from $26.3 million in 2003 to $9.2 million in 2004. Legacy Marketing developed the BenchMark Reliance (SM) annuity product during 2003 and expects to develop new annuity products with American National that may result in increased sales for Legacy Marketing in the long term.

     During the third quarter of 2003, Legacy Marketing discontinued the marketing of the AssureMark (SM) product series issued by John Hancock. As a result, sales of products on behalf of John Hancock decreased during the second half of 2003 and through 2004. Revenues from sales of John Hancock products decreased $1.5 million in 2004 compared to 2003.

     Legacy Marketing also experienced a decrease in sales of fixed annuity products issued by Investors Insurance during the three months ended March 31, 2005 and during 2004. We believe the decrease was primarily attributable to a downgrade in the A.M. Best rating of Investors Insurance from an A- rating to a B++ rating in September 2003. As a result, sales of fixed annuity products issued by Investors Insurance began to decline significantly in the second quarter of 2004 and continued to decline through the end of 2004. Revenue from the sales and administration of Investors Insurance products decreased $5.3 million in 2004 compared to 2003.

     The marketing agreement with American National expires on November 15, 2007, and the administrative agreement with American National expires on February 15, 2008. Both agreements may be renewed by mutual agreement for successive one-year terms. The agreements may be terminated by either party upon twelve months prior written notice without cause, and may be terminated by either party immediately for cause. The marketing agreement with Investors Insurance expires on March 31, 2007, and the administrative agreement with Investors Insurance expires on March 31, 2008. Both agreements will be renewed automatically for successive one-year terms unless terminated earlier by either party upon twelve months prior written notice without cause. Either party may terminate the agreement immediately for cause. The marketing and administrative agreements with Transamerica and John Hancock do not have fixed terms but may be terminated by either party upon twelve months prior written notice without cause, and may be terminated by either party immediately for cause. The marketing and administrative agreements with Americom were entered into on June 10, 2004 and Legacy Marketing began marketing and administering Americom products in November 2004. The marketing agreement expires on June 10, 2006 and will automatically renew for successive one-year periods, unless terminated earlier by either party with twelve months written notice. Americom may terminate the agreement without cause by giving Legacy Marketing at least six months written notice and either party may terminate the agreement immediately for cause. The administrative agreement with Americom expires on June 10, 2009 and may be renewed by Americom for successive one-year periods by giving Legacy Marketing at least six months notice and subject to certain provisions in the agreement. At the end of the second renewal period, the agreement will be automatically renewed for successive one-year periods, unless terminated earlier by either party upon nine months notice without cause. Americom may terminate the agreement without cause at any time after the second year of the agreement by giving Legacy Marketing at least six months notice and paying a termination fee in accordance with the agreement. Either party may terminate the agreement immediately for cause.

     On June 14, 2005, we agreed with AmerUs, the parent company of IL Annuity, on the process to be followed for the Company to provide reasonable assistance to AmerUs to transition to AmerUs the administration of certain IL Annuity insurance contracts in accordance with the provisions of the administrative agreement between Legacy Marketing and IL Annuity. Legacy Marketing has been administering these products under the terms of the administrative agreement since January 1, 1996. The administrative agreement is scheduled to expire on December 31, 2005. We are in negotiations with AmerUs with respect to the possible acceleration or deferral of the expiration date of the administrative agreement. In the quarter ended March 31, 2005, we received approximately $460,000 in gross revenue under the administrative agreement. We are examining our expenses associated with this block of business and evaluating the impact such termination or expiration is likely to have on our net income. Termination of the administrative agreement will not affect the commissions earned by Legacy Marketing on additional premium received or assets under management with respect to the underlying IL Annuity insurance contracts.

     Any interruption, deterioration, or termination of the relationship with any of our insurance carriers could be disruptive to our business and harm our results of operations and financial condition.

     Our   consolidated   revenues  may  decrease   significantly   due  to  the
discontinuation of the marketing of Transamerica products.

     During the first quarter of 2003, Legacy Marketing discontinued marketing several Transamerica products that were marketed exclusively by Legacy Marketing, and effective May 2004, Legacy Marketing discontinued marketing the remaining Transamerica products that were marketed exclusively by Legacy Marketing. As a result, sales of Transamerica products decreased during 2004 and the three months ended March 31, 2005. Revenue from sales and administration of Transamerica products accounted for approximately 24% and 19% of our total consolidated revenue in 2004 and the three months ended March 31, 2005. The

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failure to develop new  products  or the failure to increase  the sales of other new annuity products could adversely affect our results of operations and financial condition.

     If we fail to attract and retain key personnel, our business, operating results, and financial condition could be diminished.

     Our success depends largely on the skills, experience and performance of certain key members of our management. In the recent past, we have been successful at attracting and retaining key personnel. We have no agreements with these individuals requiring them to maintain their employment with us. If we lose one or more of these key employees, particularly Lynda L. Regan, Chairman of the Board and Chief Executive Officer, or R. Preston Pitts, President, Chief Operating Officer and Secretary, our business, operating results, and financial condition could be diminished because we rely on their contacts, insurance carrier and Producer relationships, and strategic direction to drive our revenues. However, we are not aware of any key personnel who are planning to retire or leave our Company in the near future. Although we maintain and are the beneficiary of key person life insurance policies on the lives of Lynda L. Regan and R. Preston Pitts, we do not believe the proceeds would be adequate to compensate us for their loss.

     Our success also depends on our continued ability to attract, retain, and motivate highly skilled employees. In the recent past, we have been successful at attracting and retaining highly skilled personnel. Competition for employees in our industry is intense, particularly for personnel with training and experience. We may be unable to retain our highly skilled employees or to attract, assimilate, or retain other highly qualified employees in the future.

     Our performance will depend on the continued growth of Legacy Marketing. If Legacy Marketing fails to grow, our financial performance could suffer.

     Our growth is, and for the foreseeable future will continue to be, dependent on Legacy Marketing's ability to design, market and administer fixed annuity products. The ability of Legacy Marketing to successfully perform these services could be affected by many factors, including:

     o   The ability of Legacy Marketing to recruit, train, and motivate
         Producers.

     o The degree of market acceptance of the products marketed on behalf of our insurance carriers.

     o   The relationship between Legacy Marketing and our insurance carriers.

     o The failure of Legacy Marketing to comply with federal, state and other regulatory requirements applicable to the sale or administration of insurance products.

     o Competition from other financial services companies in the sale and administration of insurance products.

     A large percentage of our revenue is derived from sales and administration of fixed annuities. The historical crediting rates of fixed annuities are directly affected by financial market conditions. Changes in market conditions can affect demand for these annuities. Our future success depends on our ability to introduce and market new products and services that are financially attractive and address our customers' changing demands. We may experience difficulties that delay or prevent the successful design, development, introduction, marketing, or administration of our products and services. These delays may cause customers to forego purchases of our products and services and instead purchase those of our competitors. The failure to be successful in our sales efforts could significantly decrease our revenue and operating results, resulting in weakened financial condition and prospects.

     We may be unable to effectively fund our working capital requirements, which could have a material adverse effect on our operating results and earnings.

     If our cash inflows and existing cash and investments become insufficient to support future operating requirements or the redemption of our common stock, we will need to obtain additional funding either by incurring additional debt or issuing equity to investors in either the public or private capital markets. Our cash flows are primarily dependent upon the commissions we receive based on the premium generated from the sale of annuity products that we sell. The market for these products is extremely competitive. New products are constantly being developed to replace existing products in the marketplace. If we are unable to keep pace with the development of such new products, our cash inflows could decrease. Due to this changing environment in which we operate, we are unable to predict whether our cash inflows will be sufficient to support future operating requirements. Our failure to obtain additional funding when needed could delay new product introduction or business expansion opportunities, which could cause

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

a decrease in our operating results and financial condition. We are unaware of any material limitations on our ability to obtain additional funding. If additional funds are raised through the issuance of equity securities, the ownership percentage of our then-current shareholders would be reduced.
Furthermore, any equity securities issued in the future may have rights, preferences, or privileges senior to that of our existing common stock.

     Our combined cash and marketable security positions at March 31, 2005, December 31, 2004 and 2003 were $7.9 million, $12.2 million and $22.2 million.

     Significant repurchases of our common stock could materially decrease our cash position.

     As of March 31, 2005, we were obligated to redeem 2,828,000 shares of Series A Common Stock at the option of the holders of these shares. Of the 553,000 shares of Series B Common Stock outstanding at March 31, 2005, we were obligated to redeem up to 10% of these shares at the option of the holders of these shares, limited to a specified twenty-day period in November of each year. The price per share is based on the estimated fair market value of the stock on the redemption date. Based upon the estimated fair market value of the Series A Redeemable Common Stock as of March 31, 2005, the redemption of all eligible shares of Series A Redeemable Common Stock as of March 31, 2005 would require $5.7 million, which would materially decrease our cash position.

     Pursuant to the terms of our Amended and Restated Shareholder's Agreement with Lynda L. Regan, our Chief Executive Officer, upon the death of Ms. Regan, the heirs of Ms. Regan will have the option (but not the obligation) to sell to us all or a portion of the shares of the Company owned by Ms. Regan at the time of her death and we will have the option (but not the obligation) to buy those shares. The purchase price to be paid by us, if any, shall be equal to 125% of the fair market value of the shares. We believe that at March 31, 2005, 125% of the fair market value of the shares owned by Ms. Regan was equal to $26.0 million. We have purchased four life insurance policies with a combined face amount of $33 million for the purpose of funding this potential obligation. There can be no assurances, however, that the proceeds from these insurance policies will be available or sufficient to cover the purchase price of the shares owned by Ms. Regan at the time of her death. If the proceeds from the insurance policies were not available or sufficient to cover the purchase price of Ms. Regan's shares at the time of her death, our operating results and financial condition could be adversely affected.

                          RISKS RELATED TO OUR INDUSTRY

     We may not be able to compete successfully with competitors that may have greater resources than we do.

     The fixed annuity business is rapidly evolving and intensely competitive. Legacy Marketing's primary market is fixed annuities sold through independent producers. In addition, Legacy Marketing administers the products sold by Producers on behalf of the issuing insurance carriers. Fixed annuity sales in the United States were approximately $91 billion in 2004. Legacy Marketing had a 1% market share of the 2004 fixed annuity sales in the United States based on Legacy Marketing's $800 million of inforce premiums placed in 2004 as a percentage of the $91 billion of annuities sold in the United States during 2004. Some of Legacy Marketing's top competitors selling fixed annuities through independent sales channels are Allianz Life of North America, American Equity Investment Life, Jefferson Pilot Financial Insurance Company, and AmerUs Group. These competitors may have greater financial and other resources than we do which allow them to respond more quickly than us under certain circumstances. Some of Legacy Marketing's competitors are insurance companies that only sell their own annuity products. Legacy Marketing, however, sells annuity products issued by several different insurance carriers. Legacy Marketing, therefore, has the flexibility to develop and sell a wide variety of annuity products by using its established relationships with its current insurance carrier partners or by approaching new insurance carriers to form relationships whereby Legacy Marketing develops new annuity products to sell. This flexibility allows Legacy Marketing to simultaneously leverage the resources of several insurance carriers and eliminates Legacy Marketing's dependence on any one source for annuity products. Legacy Marketing is not aware of any significant new means of competition, products or services that its competitors provide or will soon provide. However, in the highly competitive fixed annuity marketplace, new distribution models, product innovations and technological advances may occur at any time and could present Legacy Marketing with competitive challenges. There can be no assurance that Legacy Marketing will be able to compete successfully. In addition, Legacy Marketing's business model relies on Wholesaler distribution networks to effectively market its products competitively. Maintaining relationships with these Wholesaler distribution networks requires introducing new products and services to the market in an efficient and timely manner, offering competitive commission schedules, and providing superior marketing, training, and support. In the recent past, Legacy Marketing has been reasonably

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successful  in expanding and  maintaining  its current  Wholesaler  distribution network. Due to competition among insurance companies and insurance marketing organizations for successful Wholesalers, there can be no assurance that Legacy Marketing will be able to retain some or all of its Wholesaler distribution networks.

     We may face increased governmental regulation and legal uncertainties, which could result in diminished financial performance.

     In December 2004, the National Association of Insurance Commissioners (the "NAIC") approved amendments to the NAIC's model Producer Licensing Act. Under the model Act, producers, like Legacy Marketing's Producers, who have been appointed by an insurer as its agent and do not receive compensation from a customer, are not required to disclose the amount of compensation received from the insurer. However, under the model Act, producers are required to disclose to the customer, prior to selling insurance to that customer, that the producer will be receiving compensation from the insurer, or that the producer represents the insurer and may provide services to the customer for the insurer. One state has adopted a regulation based on the model Act and others are considering similar regulation or legislation. In addition, the NAIC has held a hearing to consider, and may in the future propose, additional measures affecting producers.

     On April 13, 2005, California Insurance Commissioner John Garamendi released for public review a revised set of proposed regulations addressing broker conduct. As currently drafted, the proposed regulations would, among other things, require brokers to disclose whether they are acting on behalf of the insurer or the customer, prohibit brokers who are acting on behalf of customers from accepting compensation from third parties without the prior consent of the customer, and require brokers to disclose whether they will seek quotes from one or more than one insurer. If the broker seeks quotes from more than one insurer, the proposed regulations would also require the broker to disclose the number of quotes obtained, the names of the insurers that provide the quotes, and the compensation the broker could receive from each insurer if that insurer's bid were accepted by the customer.

     These regulations were proposed by Commissioner Garamendi as a result of a renewed regulatory focus on the insurance industry, which in California was marked by the October 2004 announcement by the California Attorney General's Office of a formal investigation into possible anti-trust violations and fraud by insurance companies and brokers, including bid rigging and other anti-competitive conduct. Authorities in other states announced similar investigations in the fourth quarter of 2004.

     In recent years, the U.S. insurance regulatory framework has come under increased scrutiny. Some state legislatures have considered laws that may alter or increase state regulation of insurance, reinsurance, and holding companies. Moreover, the NAIC and state insurance regulators regularly re-examine existing laws and regulations, often focusing on modifications to holding company regulations, interpretations of existing laws, and the development of new laws. Changes in these laws and regulations or their interpretation could have a material adverse effect on our financial condition or results of operations. In addition, the U.S. Congress has considered statutes that would impose certain national uniform standards and repeal the McCarran-Ferguson antitrust exemption for the business of insurance. While no legislation is currently pending, the U.S. Congress could adopt laws or regulations that could have a material adverse effect on our financial condition or results of operations.

     Legacy Financial is registered as a broker-dealer with, and is subject to regulation by, the SEC, NASD, Municipal Securities Rulemaking Board, and various state agencies. This regulation covers matters such as capital requirements, recordkeeping and reporting requirements, and employee-related matters, including qualification and licensing of supervisory and sales personnel. Any proceeding alleging violation of, or noncompliance with, laws and regulations applicable to Legacy Financial could harm its business, financial condition, results of operations, and business prospects. In addition, changes in federal legislation, state legislation, court decisions and administrative policies could significantly and adversely affect the securities industry generally and our business in particular.

     Adverse changes in tax laws could diminish the marketability of most of our products, resulting in decreased revenue.

     Under the Internal Revenue Code of 1986, as amended, income tax payable by policyholders on investment earnings is deferred during the accumulation period of most of the annuity products that Legacy Marketing markets. This favorable income tax treatment results in our policyholders paying no income tax on their earnings in the annuity products until they take a cash distribution. We believe that the tax deferral features contained within the annuity products that Legacy Marketing markets give our products a competitive advantage over other

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non-insurance  investment  products  where  income  taxes may be due on  current earnings. If the tax code is revised to reduce the tax-deferred status of annuity products or to increase the tax-deferred status of competing products, our business could be adversely impacted because our competitive advantage could be weakened. In addition, some products that we sell receive favorable estate tax treatment under the tax code. If the tax code is revised to change existing estate tax laws, our business could be adversely affected. We cannot predict other future tax initiatives that the federal government may propose that may affect us.

     We operate in an industry in which there is significant risk of litigation. Substantial claims against us could diminish our financial condition or results of operation.

     As a professional services firm primarily engaged in marketing and administration of annuity products, we encounter litigation in the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with legal counsel, that the ultimate disposition of these claims will not have a material adverse effect on our financial condition, cash flows or results of operations. In addition, companies in the life insurance industry have been subject to substantial claims involving sales practices, agent misconduct, failure to properly supervise agents, and other matters in connection with the sale of life insurance, annuities, and other investment products. Increasingly, these lawsuits have resulted in the award of substantial judgments, including material amounts of punitive damages that are disproportionate to the actual damages. In some states juries have substantial discretion in awarding punitive damages that creates the potential for material adverse judgments in litigation. If any similar lawsuit or other litigation is brought against us, such proceedings may materially harm our business, financial condition, or results of operations.

                          RISKS RELATED TO OUR OFFERING

     The absence of a public market for our common stock may limit liquidity and adversely affect the price of the shares.

     There is currently no active public market for the shares of our common stock. Unless and until a market for the shares of our common stock develops, owners of our shares may not be able to quickly liquidate their investment. This lack of an active market may significantly limit the ability of owners to sell our shares and could adversely affect the price of our shares.

     Our  principal   shareholder  could  control   shareholder  votes  and  our
management and affairs.

     Lynda L. Regan, Chairman of the Board and Chief Executive Officer, owns approximately 48% of the outstanding shares of Series A Common Stock. Through her stock ownership, role on the Board of Directors and management position, Ms. Regan will continue to have significant control over all matters submitted to the shareholders for approval (including the election of members to our Board of Directors and removal of members of the Board of Directors, adopting amendments to our bylaws or articles of incorporation, and any merger, consolidation, or sale of all or substantially all of our assets). Accordingly, the concentration of ownership may delay, defer, or prevent a change in control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company. This could, in turn, harm our business, financial condition, and results of operations.

     The ability to issue new preferred stock could diminish the rights of existing shareholders.

     We may issue shares of preferred stock from time to time in one or more series. The Board of Directors is authorized by our articles of incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to each series. The voting and other rights of newly issued preferred stock could adversely affect the voting power of the holders of our common stock and could have certain antitakeover effects. The ability of the Board of Directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring, or preventing a change in control of our Company or the removal of existing management. We currently have no plans to issue any preferred stock in the foreseeable future. The Board of Directors may make any determination to issue these shares based on their judgment as to our best interests and those of our shareholders, subject to certain limitations. See "Description of Our Capital Stock" beginning on page 18.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections titled "Prospectus Summary," "Risk Factors," and "Our Company," contains forward-looking statements. These statements relate to future events concerning our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continued," or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

                                 USE OF PROCEEDS

     The primary purpose of this offering is not to provide proceeds to Regan Holding Corp. for a particular purpose but to provide incentives for Producers, Representatives, members of our Board of Directors and employees, which will generally promote the success of our business. The net proceeds from the issuance of shares upon the exercise of stock options will be used for general corporate purposes.

                         DETERMINATION OF OFFERING PRICE

     The stock option exercise prices will generally be equal to the estimated fair market value of the underlying common stock on the grant date. The fair market value is estimated by management and discounted for lack of marketability and for lack of control. The exercise prices for incentive stock options granted to employees who own 10% or more of our common stock are equal to 110% of the fair market value of the common stock on the stock option grant date.
Management's estimate is derived from a third-party independent valuation performed semiannually by Taylor Consulting Group, Inc. of Atlanta, Georgia based on financial information provided by us. Taylor Consulting Group, Inc. has fifteen years of experience performing business valuations for companies in a variety of industries. Its President and founder is accredited in business valuation and is a certified public accountant. Taylor Consulting Group, Inc. has been providing independent valuation services to Regan Holding Corp. since 1993. The principal factors considered in estimating the fair market value of the common stock include:

     o The Company's financial statement data for the three years ended December 31, 2004.

     o   Shares issued and outstanding as of December 31, 2004.

     o Estimated options to be exercised and estimated proceeds from exercised options as of December 31, 2004.

     o   National economic and industry information.

     o   Financial forecasts prepared by management of the Company.

     The stock option and award plans are administered by committees, which are appointed by the Board of Directors. Stock options granted under the plans are granted for no monetary consideration.

                 DESCRIPTION OF OUR STOCK OPTION AND AWARD PLANS

General

     The following is a description of the material terms and provisions relating to our stock option and award plans. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our articles of incorporation, and our bylaws, as amended and restated. Our articles of incorporation and our bylaws are filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

     In addition, there is also a general discussion of certain potential material U.S. federal income tax aspects of the receipt of a stock award or the receipt and exercise of options under Regan Holding Corp.'s stock option and award plans. It does not take into account the particular facts and circumstances of each grantee. As a result, the income tax consequences may not apply to each grantee. Accordingly, each grantee should consult his tax advisor regarding the specific tax consequences of the receipt of an award of shares, or the receipt and exercise of options under our stock option and award plans, including but not limited to, the application and effect of federal, state, local, and other tax laws and the possible effects of changes in such laws.

     The Board of Directors has adopted the Regan Holding Corp. Amended and Restated Producer Stock Award and Option Plan (the "Producer Plan") and the Amended and Restated 1998 Stock Option Plan (the "Employee Plan") (collectively "the Plans"). The purposes of the Producer Plan are to provide an incentive to Legacy Marketing Group Producers and Legacy Financial Services Representatives who market products on our behalf, and to align the interest of these individuals with those of our shareholders. The purposes of the Employee Plan are to provide an incentive to members of our Board of Directors and employees of our subsidiaries, increase their interest in our welfare, and aid in attracting and retaining employees and Board members of outstanding ability.

Participation/Types of Awards

     The Employee Plan provides for grants of stock options to purchase shares of our Series A Common Stock to Board members and employees of our subsidiaries. The types of grants are incentive stock options and non-qualified stock options. The differences between these types of options are discussed later in this section under the heading "Federal Income Tax Aspects of the Plans to Stock Option Holders." Non-employee members of the Board of Directors may only be granted non-qualified stock options under the Employee Plan.

     The Producer Plan provides for grants of non-qualified stock options and awards of our Series A Common Stock to Legacy Marketing Group Producers and Legacy Financial Services Representatives. Incentive stock options may not be granted under the Producer Plan.

Administration

     The Board of Directors has authorized two committees to administer the Producer and Employee Plans. Solely with respect to participation under the Employee Plan of employees and Board members who are subject to Section 16 of the Exchange Act, a committee consisting of non-employee Board members, each of whom is a "disinterested person" under Rule 16b-3 of the Exchange Act, administers the Employee Plan. For all other purposes of the Producer and Employee Plans, a committee consisting of Lynda L. Regan and R. Preston Pitts, each an officer of Regan Holding Corp., administers the Plans. The committees have authority to:

     o Determine eligibility of Producers, Representatives, employees, and Board members to participate in the respective stock option and award plans.

     o Grant stock options and awards of common stock under the respective stock option and award plans.

     o Determine whether the stock options granted under the Employee Plan will be non-qualified stock options or incentive stock options.

     o    Interpret the respective stock option and award plans.

     o Prescribe, amend, and rescind rules and regulations relating to the respective stock option and award plans.

     o Determine the terms and provisions of written agreements evidencing the granting of stock options under either of the respective stock option and award plans or the granting of awards of common stock under the Producer Plans.

     Any controversy or claim related to one of the Plans will be determined by the respective committee. Any determination, decision, or action of a committee in connection with the construction, interpretation, administration, implementation, or maintenance of the respective Plan shall be final, conclusive, and binding upon all persons to whom a stock option or award is granted and all persons claiming under or through any grantee.

Term and Termination

     Each of the Plans became effective on January 1, 1998 and is of indefinite duration. The Board of Directors may, at any time, alter, amend, suspend, discontinue, or terminate either of the Plans, provided that this action does not adversely affect the right of any holder of a stock option or stock award previously granted under either of the Plans, and provided that certain amendments to the Employee Plan are subject to the approval of our shareholders. If we were to suspend either Plan for any amount of time, the registration statement of which this prospectus is a part would cease to be effective with respect to the securities covered by the suspended Plan. In addition, we would not be able to continue to offer the securities covered by the suspended Plan as described in this prospectus unless we filed a new registration statement covering those securities. We currently do not intend to suspend either of the Plans.

Shares Subject to the Plan

     The total number of shares of Series A Common Stock underlying stock options to be granted under the Employee Plan may not exceed 8.5 million and the total number of shares of Series A Common Stock underlying stock options or stock awards to be granted under the Producer Plan may not exceed 12.5 million. Although the Employee Plan and the Producer Plan permit us to issue a total of 21,000,000 shares of Series A Common Stock, we are only registering 20,000,000 shares of Series A Common Stock with this registration statement at this time. As of March 31, 2005 there were 4.4 million options outstanding under the Employee Plan and 3.8 million options outstanding under the Producer Plan. In the event of any change in capitalization affecting our common stock, the Board of Directors will authorize and make proportionate adjustments to the stock options, if any, as the Board of Directors deems appropriate.

     During the effectiveness of this offering, stock options granted under the Plans to officers, Board members, and direct or indirect beneficial owners of more than ten percent of our equity securities will not exceed twenty percent of the issued and outstanding shares of our equity securities on the date the stock options are granted.

Payment of Exercise Price

     The purchase price for common stock underlying an option is payable upon exercise of a stock option in cash, check, bank draft, postal or express money order, or at the discretion of the respective committee, in shares of common stock.

Termination of Producer/Representative/Employment/Board Member Status

   Producer Plan

     Under the terms of the Producer Plan, if a grantee's status as a Producer is terminated for any reason, all unvested options held by the grantee on the termination date shall expire immediately, provided that the termination shall not affect the grantee's rights with respect to the exercise of any options which have vested as of the date of the termination.

   Employee Plan

     Under the terms of the Employee Plan, if a grantee is an officer or Board member and the grantee's employment with us or status as an officer or Board member is terminated as a result of retirement at or after age 62, by reason of disability (as defined in the Employee Plan), or death, all stock options held by the grantee on the date of termination will immediately vest and become fully exercisable provided that the stock options are exercised by the earlier of six months after the date of termination or the date the stock options would otherwise expire. Options that are not exercised during the six-month period immediately following the date of termination will be forfeited.

     If a grantee is not an officer or Board member, and the grantee's employment with us is terminated as a result of retirement at or after age 62, by reason of disability (as defined in the Employee Plan), or death, all stock options held by the grantee that were exercisable on the date of termination will be exercisable by the earlier of six months after the date of termination, or the date the stock option would otherwise expire. Options that are not exercised during the six-month period immediately following the date of termination will be forfeited.

     If a grantee's employment with us or status as an officer or Board member is terminated for cause (as defined in the Employee Plan), all unexercised stock options held by the grantee on the date of the termination will be forfeited.

     If the grantee's employment with us or status as an officer or Board member is voluntarily terminated other than as a result of retirement at or after age 62, all unexercised stock options held by the grantee on the date of the termination will be exercisable to the extent they were exercisable on the date of the termination, provided that they are exercised by the earlier of thirty days after the date of termination or the date the options would otherwise expire. Options that are not exercised during the thirty-day period immediately following the date of the termination will be forfeited.

     If a grantee's employment with us or the status as an officer or Board member is terminated for any reason other than as previously described, only those stock options that were vested and fully exercisable at the time of termination may be exercised, provided that the options are exercised by the earlier of three months after the date of termination or the date the option would otherwise expire. Options that are not exercised during the three-month period immediately following the date of termination will be forfeited. Any of these provisions may be altered by the respective committee provided that the altered terms are reflected in the applicable option agreement.

Grant Information

     The Employee Plan limits the number of shares of common stock that may be subject to incentive stock options granted to any individual, and also limits that amount of incentive stock options, which become exercisable for the first time during a calendar year.

     At the time of grant, if the fair market value of common stock subject to incentive stock options that become exercisable for the first time during a calendar year exceeds $100,000, the shares of common stock in excess of this amount will be treated as non-qualified stock options.

     The committees that administer the stock option and award plans, in their sole discretion, shall determine whether the stock options become exercisable in one or more installments, specify the installment dates, and determine the total period during which the options become exercisable.

Federal Income Tax Aspects of the Plans to Stock Option Holders

   General

     Except for incentive stock options granted to employees owning more than 10% of the voting power of all classes of stock of Regan Holding Corp. or its subsidiaries, all incentive stock options must be granted within 10 years after adoption of the stock option plan and all incentive stock options must be exercised within 10 years after the date of the grant. Further, except in the case of the optionee's death or disability, from the date of the grant of the incentive stock option until 3 months prior to the exercise of the incentive stock option, the recipient must be an employee of Regan Holding Corp. or its successor. In the event that any of the conditions in the preceding two sentences is not met, the options will be treated as non-qualified stock options rather than incentive stock options.

   Grant

     Generally, there are no federal income tax consequences to the holder of a stock option solely by reason of the grant of an incentive stock option or a non-qualified stock option under either of the Plans, provided that, in the case of a non-qualified stock option, the option does not have a readily ascertainable fair market value at the date of grant.

     If an incentive stock option is granted to an individual who owns more than 10% of the voting power of all classes of stock of Regan Holding Corp. or any of its subsidiaries, the exercise price must be equal to 110% of the fair market value of the stock on the date of the grant. Further, these incentive stock options must be exercised within 5 years after the date of grant.

   Exercise

     An employee exercising incentive stock options under the Employee Plan will receive the following federal income tax treatment related to incentive stock options, provided that the employee remains employed by us from the time that the incentive stock options are granted until three months before the incentive stock options are exercised.

     The exercise of an incentive stock option is not a taxable event for regular federal income tax purposes. However, an exercise may give rise to an alternative minimum tax liability.

     Upon the exercise of a non-qualified stock option, the holder of the option will generally recognize ordinary income in an amount equal to the excess of the fair market value of the stock at the time of exercise over the amount paid as the exercise price. The ordinary income recognized in connection with the exercise of a non-qualified stock option will be subject to both wage and employment tax withholding.

     The holder's tax basis in the stock acquired by exercising an option will be the amount paid upon exercise plus, in the case of a non-qualified stock option, the amount of ordinary income recognized by the option holder upon exercise.

   Qualifying Disposition of Incentive Stock Options

     If an option holder disposes of stock acquired upon exercise of an incentive stock option in a taxable transaction, and this disposition occurs more than two years from the date on which the option is granted and more than one year after the date on which the stock is transferred to the option holder, the option holder will recognize long-term capital gain or loss equal to the difference between the amount realized upon disposition and the option holder's adjusted basis in the stock (generally the option exercise price).

   Disqualifying Disposition of Incentive Stock Options

     If an option holder disposes of stock acquired upon exercise of an incentive stock option (other than in certain tax-free transactions) within two years from the date on which the incentive stock option is granted or within one year after the transfer of the stock to the option holder, then at the time of disposition the option holder will generally recognize ordinary income equal to the lesser of (a) the excess of the stocks' fair market value on the date of exercise over the exercise price paid by the option holder or (b) the option holder's actual gain (i.e. the excess, if any, of the amount realized on the disposition over the exercise price paid by the option holder).

     If the amount realized on a taxable disposition of the stock obtained by exercising an incentive stock option exceeds the fair market value of the stock on the date of the exercise, then the option holder will recognize a capital gain in the amount of such excess. If the option holder incurs a loss on the disposition (i.e. if the amount realized is less than the exercise price paid by the option holder), then the loss will be a capital loss. The capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was transferred to the option holder.

   Disposition of Non-Qualified Options

     If an option holder disposes of stock acquired upon exercise of a non-qualified stock option in a taxable transaction, the option holder will recognize capital gain or loss in an amount equal to the difference between the option holder's basis (as discussed above) in the stock sold and the amount realized upon disposition. Any such capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was transferred to the option holder.

   Alternative Minimum Tax

     The exercise of incentive stock options (but not non-qualified stock options) will generally result in an upward adjustment to the option holder's alternative minimum taxable income in the year of exercise by an amount equal to the excess, if any, of the fair market value of the stock on the date of exercise over the exercise price. The basis of the stock acquired, for alternative minimum tax purposes, will equal the exercise price increased by the upward adjustment of the taxpayer's alternative minimum taxable income as a result of the exercise of the incentive stock option. This will result in a corresponding downward adjustment to the option holder's alternative minimum taxable income in the year of the stock disposition.

Federal Income Tax Aspects of the Plans to Stock Award Recipients

   Grant

     Upon the grant of a stock award, the recipient will generally recognize ordinary income in an amount equal to the fair market value of stock received. The recipient's tax basis in the stock acquired will be equal to the amount of ordinary income recognized by the recipient upon the grant.

   Disposition

     If the recipient of a stock award disposes of stock acquired in a taxable transaction, the recipient of the award will recognize capital gain or loss in an amount equal to the difference between the recipient's basis in the stock sold and the amount realized upon disposition. Any capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was awarded.

Federal Income Tax Consequences to Regan Holding Corp.

     There are no federal income tax consequences to us for granting incentive or non-qualified stock options, or by the exercise of incentive stock options, except for disqualifying dispositions.

     At the time the option holder recognizes ordinary income from the exercise of a non-qualified stock option, or a stock award recipient recognizes ordinary income upon the receipt of the stock, we will be entitled to a federal income tax deduction in the amount of the ordinary income recognized. However, we must satisfy our withholding obligations described below.

     To the extent the option holder recognizes ordinary income by reason of a disqualifying disposition of stock acquired upon exercise of incentive stock options, we will be entitled to a corresponding deduction in the year in which the disqualifying disposition occurs.

     We will be required to report any ordinary income recognized by a grantee to the IRS and withhold income and employment taxes (as appropriate, for employees only) for the exercise of a non-qualified stock option, by a disqualifying disposition of an incentive stock option, or by the receipt of a stock award.

                              PLAN OF DISTRIBUTION

     The stock options and common stock being offered here may be granted or sold under the terms of the Producer or Employee Plans either (i) by employees of ours who have other duties in connection with our business in those jurisdictions where authorized to do so, or (ii) through our wholly-owned broker-dealer subsidiary, Legacy Financial Services, Inc. Neither our employees nor Legacy Financial Services will receive a commission or other compensation in connection with this offering. Regan Holding Corp. anticipates that the majority of the stock options and shares of common stock will be offered through our employees.

     The primary purpose of this offering is not to provide proceeds to Regan Holding Corp. for a particular purpose but to provide incentives for Producers, Representatives, Board Members and employees to generally promote the success of our business. The stock options are awarded for no monetary consideration. The stock option exercise prices will generally be equal to the estimated fair market value of the underlying common stock on the grant date.

     The stock option and award plans are administered by committees, which are appointed by the Board of Directors. The amount of the expenses of distribution is estimated to be $52,000 and will be borne entirely by Regan Holding Corp.

     Pursuant to a written agreement between Legacy Financial Services, Inc. and us we have (i) appointed Legacy Financial Services, Inc. to act as a broker-dealer on our behalf in the distribution of this offering, (ii) agreed to indemnify Legacy Financial Services, Inc. against certain liabilities, including liabilities under the Securities Act of 1933, and (iii) agreed to reimburse Legacy Financial Services, Inc. for reasonable fees and disbursements related to the distribution of this offering in an amount not to exceed $10,000.


                        DESCRIPTION OF OUR CAPITAL STOCK

Capital Structure

     Our total authorized capital stock consists of 100,000,000 shares of common stock, which is divided into one or more series, and 100,000,000 shares of preferred stock. There are currently two series of common stock authorized:

     o Series A Common Stock of which 45,000,000 shares are authorized for issuance and 23,784,000 were issued and outstanding as of March 31, 2005 and

     o Series B Common Stock of which 615,000 are authorized for issuance and 553,000 shares were issued and outstanding as of March 31, 2005.

     o The balance of our total authorized capital stock is not authorized for issuance.

     o All of the issued and outstanding shares of Series A Common Stock and Series B Common Stock are fully paid and non-assessable.

     o Shareholders do not have preemptive rights to purchase additional shares of common stock.

     o There are no shares of preferred stock currently outstanding, and we will not offer preferred stock unless its issuance is approved by a majority of our independent, disinterested members of the Board of Directors. These members of the Board of Directors do not have an interest in the transaction and have access, at our expense, to our counsel or to our independent legal counsel.

Voting Rights

     o Each share of Series A and Series B Common Stock is entitled to one vote on all matters submitted to a vote of shareholders.

     o Holders of shares of Series A and Series B Common Stock vote together as a single class on all matters submitted to a vote of our shareholders except those matters that affect the holders of one series in a different manner than the other series.

     o A majority of shares of Series A and Series B Common Stock eligible to vote at a meeting constitutes a quorum for voting purposes.

     o Our bylaws provide that each shareholder is entitled to cumulate such shareholder's votes and give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many nominees as the shareholder considers appropriate. This cumulative voting right may not be exercised unless the nominee's name has been placed in nomination prior to the voting and one or more shareholders has given notice at the meeting prior to the voting of the shareholder's intent to cumulate such shareholder's vote. The proxy holders may exercise this cumulative voting right at their discretion. The candidates receiving the highest number of votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected.

Distributions of Common Stock

     Holders of Series A Common Stock and Series B Common Stock are entitled to receive distributions out of any funds legally available. The distributions are payable pro rata based on the total number of shares of each series held to the total number of shares of outstanding common stock. No distribution may be made to the holders of any series of common stock unless the distribution is also made on a pro rata basis to the holders of each other series of outstanding common stock.

Issuances of Preferred and Common Stock

     The Board of Directors may, without further action by our shareholders, issue shares of preferred stock or issue additional series of common stock. However, the Board of Directors has no current intention to do so.

Redeemable Common Stock

     Prior to December 31, 1992, we issued 5,935,000 shares of Series A Redeemable Common Stock at prices ranging from $1.00 to $2.25 per share. This stock was issued in accordance with the terms of the 701 Asset Accumulator Program (the "701 Plan") between us, our Producers and employees, and the Confidential Private Placement Memorandum and Subscription Agreement (the "Subscription Agreement") between Regan Holding Corp. and certain accredited investors. Under the terms of the 701 Plan and the Subscription Agreement, the Series A Redeemable Common Stock may be redeemed at the option of the holder after being held for two consecutive years, at a redemption price based on current market value, subject to our ability to make such purchases under applicable corporate law. In connection with a merger in 1991 between us and LifeSurance Corporation, 615,000 shares of Series B Redeemable Common Stock were authorized and issued in exchange for all of the outstanding stock of LifeSurance Corporation. Under the merger agreement, the Series B Redeemable Common Stock may be redeemed in quantities of up to 10% per year at the option of the holder, limited to a specified twenty-day period in November of each year, at a redemption price based on current market value, provided that the redemption is in accordance with applicable corporate law. As of March 31, 2005, 2,828,000 shares of Series A Redeemable Common Stock and 553,000 shares of Series B Redeemable Common Stock remained outstanding.

Transfer Agent

    Computershare Investor Services LLC is the transfer agent and registrar for our shares of common stock.

               MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     There is no established public trading market for any of our stock. As of March 15, 2005, our Series A Common Stock was held by 1,300 shareholders of record and Series B Common Stock was held by 9,700 shareholders of record.

     The Board of Directors may, at its sole discretion, declare and pay dividends on our common stock, subject to capital and solvency restrictions under California law. Our ability to pay dividends is dependent on the ability of our subsidiaries to pay dividends or make other distributions. To date, we have not paid any dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     All future transactions with affiliates will be made or entered into on terms that are no less favorable to us than those that can be obtained from an unaffiliated third party. All future transactions with affiliates and forgiveness by us of any affiliate's indebtedness must be approved by a majority of the independent, disinterested members of our Board of Directors, who do not have an interest in the transaction and who have access, at our expense, to our counsel or independent counsel.

                                  LEGAL MATTERS

     The validity of the stock options and the shares of common stock offered will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations.

                                     EXPERTS

     The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     Management's estimates of the fair market value of the underlying common stock is derived from the independent valuations performed semiannually by Taylor Consulting Group, Inc. of Atlanta, Georgia based on financial information provided by us. The professionals of Taylor Consulting Group, Inc., and its President and founder, are experts in performing business valuations, and have provided such services to Regan Holding Corp. since 1993.

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

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus, which is part of the registration statement, does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information with respect to our Company and to our common stock, you should review the registration statement and the exhibits. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

             IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS

     The SEC allows us to "incorporate by reference" certain information that we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below until we sell all of the securities covered by this prospectus:

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

     o    Our Definitive Proxy Statement filed May 2, 2005; and

     o    Our  Quarterly  Report on Form 10-Q for the  quarter  ended  March 31,
          2005.

     We have provided a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, our Definitive Proxy Statement filed May 2, 2005, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, along with this prospectus. In addition, upon the request of any person to whom this prospectus is delivered, we will provide, at no cost, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of the filings containing any of this information by writing or telephoning us at the following address or telephone number:

                                R. Preston Pitts
                      President and Chief Financial Officer
                               Regan Holding Corp.
                               2090 Marina Avenue
                               Petaluma, CA 94954
                                  707-778-8638



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